PRESS RELEASE	NOVEMBER 10, 2021

Largo Reports Third Quarter 2021 Financial Results with Net Income of $9.2 Million; Advances to Implement Largo's Complementary Value Propositions

All amounts expressed are in U.S. dollars, denominated by "$".

Q3 2021 and Other Significant Highlights

  Net income of $9.2 million, a 261% increase over Q3 2020; Basic earnings per share of $0.14

  Revenues of $53.9 million, 96% higher than Q3 2020; Revenues per lb sold1 of $9.10, a 69% increase over Q3 2020

  Cash balance of $87.6 million exiting Q3 2021

  Battery Development Funding: Largo Clean Energy ("LCE") selected to receive $4.2 million in funding from the U.S. Department of Energy ("DOE") to scale up U.S.-based manufacturing of flow battery and long duration storage systems

  First Battery Sales Contract: On July 20, 2021, LCE entered into its first VCHARGE vanadium redox flow battery ("VRFB") sales contract with Enel Green Power España ("Enel"); LCE will deliver a 5 hour, 6.1 MWh VCHARGE system for a project in Spain and received a Notice to Proceed on July 30, 2021

  2020 Sustainability Report Released: Significant progress made on environmental, social and governance priorities in furthering the Company and vanadium's role in the global green economy

  Total V2O5 equivalent sales of 2,685 tonnes, a 16% increase over Q3 2020

  Production of 3,260 tonnes (7.2 million lbs2) of V2O5, a 5% increase over Q3 2020

  Cash operating costs excluding royalties1 of $3.53 per lb of V2O5 vs. $3.14 per lb in Q3 2020

  Solid Vanadium Demand: Average Fastmarkets European V2O5 price of approximately $9.40 per lb in Q3 2021, a 76% increase over the average in Q3 2020

  Corporate Name Change and Rebrand: In line with the Company's Board approved strategy to vertically integrate is foundational mining business and growing energy storage division, Largo announced that it has changed its name from Largo Resources Ltd. to Largo Inc.

  Pre-Feasibility Study Results Released: On November 3rd, 2021, the Company announced its technical report results outlining a significant expansion of V2O5 production and reserves supported by new cash flow generation from titanium dioxide ("TiO2") pigment co-product sales. The result is a 20-year mine life and a $2.0 Billion after-tax NPV7% for the Maracás Menchen Mine

  2021 Production and Sales Guidance: Production guidance of 11,400 to 11,800 tonnes of V2O5 equivalent; Sales guidance of 11,200 to 11,800 tonnes of V2O5

  UPDATED: The Company will host a webcast and conference call for its Q3 2021 results on Thursday, November 11th at 10:00 a.m. ET

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces its third quarter 2021 financial results highlighted by revenues of $53.9 million and net income of $9.2 million. The Company recently announced results of a pre-feasibility study which forecasts materially increased profitability through enhanced access to vanadium and achieved important milestones in the development of its vanadium-based energy storage business.

Ian Robertson, Co-Chair of Largo, commented: "We believe that our two distinct, but related value propositions are clear - our shareholders own both an experienced new-economy vanadium production business demonstrating clear value upside, together with an emerging energy transition business, which provides the opportunity for incremental earnings from the manufacture and sale of vanadium-based energy storage systems. Our recently announced pre-feasibility study results support both businesses through materially enhanced forecast profitability from our vanadium and TiO2 production business and improved market share for our energy storage products. We believe the updated Largo brand embodies our commitment to deliver shareholder value accretion through the vertical integration of our two business propositions."

Paulo Misk, President and CEO of Largo, stated: "The expansion of V2O5 production and incremental cash flows generated by the production and sale of its TiO2 pigment provide clear upside to our shareholders. We were very pleased to report a 305%7 increase in Proven and Probable reserve tonnage and a 128%7 increase in Measured and Indicated resource tonnage for the Maracás Menchen Mine. We believe TiO2 production from the Company's existing non-magnetic concentrate will enable Largo to enhance its operational competitiveness and together with its energy storage business transition, should lead to increased shareholder value for the Company. Strong vanadium prices in the third quarter resulted in the Company's revenue and revenues per pound sold1 increasing 96% and 69%, respectively, over the same quarter in 2020. Despite lower sales results during Q3 2021 mainly due to global logistical delays, our operational results improved significantly over the prior quarter driven by improved recoveries and increased throughput."

Financial Results

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues	$53,861	$27,474	$147,954	77,733
Operating costs	(32,126)	(20,977)	(95,264)	(56,786)
Direct mine and production costs	(18,613)	(11,354)	(53,756)	(31,028)
Net income before tax	13,469	3,352	32,096	1,700
Income tax expense	(2,569)	(421)	(5,028)	(421)
Deferred income tax expense	(1,707)	(382)	(5,286)	(1,399)
Net income (loss)	9,193	2,549	21,782	(120)
Basic earnings (loss) per share	$0.14	$0.05	$0.34	$0.00
Diluted earnings (loss) per share	$0.14	$0.04	$0.34	$0.00

Cash provided before non-cash working capital items	$20,314	$4,820	$49,260	$4,526
Net cash provided by (used in) operating activities	15,512	382	36,350	(64,249)
Net cash provided by (used in) financing activities	78	126	(6,900)	27,643
Net cash used in investing activities	(6,145)	(4,435)	(20,414)	(13,036)
Net change in cash	6,898	(3,320)	8,422	(52,604)

	As at
	September 30, 2021	December 31, 2020
Cash	$87,567	$79,145
Working capital[3]	121,710	92,950

Maracás Menchen Mine Operational and Sales Results

	Q3 2021	Q3 2020

Total Ore Mined (tonnes)	366,484	287,969
Ore Grade Mined - Effective Grade (%)[4]	1.10	1.28

Concentrate Produced (tonnes)	113,879	104,921
Grade of Concentrate (%)	3.32	3.32
Global Recovery (%)[5]	83.7	84.2

V2O5 produced (Flake + Powder) (tonnes)	3,260	3,092
V2O5 produced (equivalent pounds) [1]	7,187,061	6,816,685
Total V2O5 equivalent sold (tonnes)	2,685	2,320
Produced V2O5 equivalent sold (tonnes)	2,549
Purchased V2O5 equivalent sold (tonnes)	136

Cash operating costs excluding royalties[1] ($/lb)	3.53	3.14
Revenues per pound[1] ($/lb)	9.10	5.37

Q3 2021 Financial Highlights

  During Q3 2021, the Company recognized revenues of $53.9 million from sales of 2,685 tonnes of V2O5 equivalent (Q3 2020 - 2,320 tonnes). This represents a 96% increase in revenues over Q3 2020 ($27.5 million) due to higher vanadium prices during the quarter.

  Revenues per pound sold1 were $9.10 in Q3 2021 compared to $5.37 per pound sold in Q3 2020, representing an increase of 69%.

  Operating costs of $32.1 million in Q3 2021 (Q3 2020 - $21.0 million) include direct mine and production costs of $18.6 million (Q3 2020 - $11.3 million). The increase in direct mine and production costs is primarily attributable to the increase in sales as well as the impact of cost increases for critical consumables.

  Cash operating costs excluding royalties1 were $3.53 per lb in Q3 2021, compared with $3.14 for Q3 2020. The increase seen in Q3 2021 compared with Q3 2020 is largely due to the impact of cost increases for critical consumables and a slight decrease in global recoveries5, with 83.7% achieved in Q3 2021, compared with 84.2% achieved in Q3 2020.

  The Company recorded net income of $9.2 million in Q3 2021, representing an 261% increase over net income of $2.5 million in Q3 2020.

  Professional, consulting and management fees were $4.9 million in Q3 2021, compared with $2.1 million in Q3 2020. The increase is primarily attributable to costs incurred during the quarter in connection with LCE that was not operational in Q3 2020. In addition, the Company incurred increased legal and regulatory costs in Q3 2021 in relation to the Nasdaq listing process and U.S. regulatory requirements.

  Cash provided before working capital items of $20.3 million for Q3 2021 increased 321% compared to $4.8 million in Q3 2020. The increase resulted largely from higher revenue during the quarter resulting from higher realized vanadium prices.

  Cash of $87.6 million and working capital of $121.7 million as of September 30, 2021, compared to $79.1 million and $92.9 million, respectively, as of December 30, 2020.

Additional Corporate Highlights

  Developing Largo's Vertically Integrated Energy Storage Business: On July 22, 2021, the Company announced the appointment of Mr. Ian Robertson as Co-Chair of the Board of Directors of Largo and as Interim President of LCE. Since then, LCE has passed all tests required for Underwriters Laboratory certification of the VCHARGE energy storage system, substantially completed Phase I of Largo's Massachusetts manufacturing facility, was selected for $4.2 million in DOE funding for further development of manufacturing capabilities and continued to develop its sales pipeline with active customer discussions representing storage requirements of over 6,000 MWh.

  Solid Q3 2021 Production Results; Strong Finish to the Year Expected: Production from the Maracás Menchen Mine was 3,260 tonnes of V2O5 in Q3 2021, representing a 5% increase over Q3 2020 and the second-best quarter of production since commencement of operations. The Company achieved an excellent global recovery3 of 83.7% in Q3 2021, being 1% lower than Q3 2020 but 5% higher than the 79.9% achieved in Q2 2021. Lower V2O5 production in October 2021 of 874 tonnes was due to an unplanned mill shutdown and power outages caused by heavy rains which fell over the region during the month.

  Vanadium Sales Impacted by Global Logistical Delays: Increased delays and global logistical challenges have impacted all aspects of the Company's supply chain resulting in lower V2O5 equivalent sales of 2,685 tonnes in Q3 2021. Diligent planning and a comprehensive sales strategy have allowed the Company to deliver on all its commercial commitments up to this point. The Company expects to exit the year with a solid quarter of production and sales results in Q4 2021.

Updated Q3 2021 Webcast and Conference Call Information

The Company will host a webcast and conference call on Thursday, November 11th at 10:00 a.m. ET, to discuss its third quarter 2021 results and progress.

Webcast and Conference Call Details:

Date:	Thursday, November 11, 2021
Time:	10:00 a.m. ET
Webcast Registration Link:	https://produceredition.webcasts.com/starthere.jsp?ei=1510027&tp_key=8437e02a6

Dial-in Number:	Local / International: +1 (647) 792-1241
North American Toll Free: +1 (866) 269-4261
Conference ID:	6358846
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 6358846

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 and its management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2021 which are available on our website at www.largoresources.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

Technical Information

The technical and scientific information contained in this press release has been reviewed by, and was prepared under the supervision of, Porfrio Cabaleiro Rodriguez, Mining Engineer, BSc (Mine Eng), FAIG, GE21 director, who is an independent Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The scientific and technical information contained in this press release was previously disclosed by the Company on Thursday, November 4, 2021, in the press release entitled "Enhanced Access to Vanadium and Profitability Indicated by Pre-Feasibility Study Strengthens Foundation for Strategic Commitment to Energy Storage Business".

About Largo

Largo is a Canadian-based company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company believes that the development and sale of vanadium-based utility scale electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE vanadium redox flow battery technology results in a competitive and practical long duration energy storage product. Consequently, the Company is undergoing a strategic transformation through the creation of energy storage business operations to be vertically integrated with its highly efficient vanadium production mining operations, to create a unique competitive advantage in the rapidly growing long duration energy storage market.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the ability to increase shareholder value through the vertical integration of the Company; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future V2O5 equivalent sales and the filing of a National Instrument 43-101 Technical Report on the Maracás Menchen Mine within 45 days of the announcement of the Technical Report results. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market, sell and deliver our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, the ability to successfully conclude award negotiations with the DOE, the timing of completion of the product development and stack manufacturing facility in Massachusetts and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP6 Measures

The Company uses certain non-GAAP financial performance measures in its press release and MD&A, which are described in the following section.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q3 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues - V2O5 produced[1]	$28,627		$76,381
V2O5 sold - produced (000s lb)	3,308		10,265
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$8.65		$7.44

Revenues - V2O5 purchased[2]	$-		$455
V2O5 sold - purchased (000s lb)	-		55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-		$8.27

Revenues - V2O5[2]	$28,627		$76,836
V2O5 sold (000s lb)	3,308		10,320
V2O5 revenues per pound of V2O5 sold ($/lb)	$8.65		$7.45

Revenues - FeV produced[1]	$22,621		$63,908
FeV sold - produced (000s kg)	716		2,321
FeV revenues per kg of FeV sold - produced ($/lb)	$31.59		$27.53

Revenues - FeV purchased[2]	$2,613		$7,210
FeV sold - purchased (000s kg)	88		265
FeV revenues per kg of FeV sold - purchased ($/lb)	$29.69		$27.21

Revenues - FeV[2]	$25,234		$71,118
FeV sold (000s kg)	804		2,586
FeV revenues per kg of FeV sold ($/lb)	$31.39		$27.50

Revenues[2]	$53,861	$27,474	$147,954	$77,733
V2O5 equivalent sold (000s lb)	5,919	5,115	18,727	14,348
Revenues per pound sold ($/lb)	$9.10	$5.37	$7.90	$5.42

i. Calculated from note 16 from the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020: V2O5 revenues of $28,627 less revenues from purchased products of $nil gives revenues from produced products of $28,627. FeV revenues of $25,234 less revenues from purchased products of $2,613 gives revenues from produced products of $22,621.

ii. As per note 16.

Cash Operating Costs Per Pound

The Company's press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. This measure differs to the new total cash costs non-GAAP measure the Company  uses to measure its overall performance (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company's MD&A refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q3 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Operating costs[1]	$32,126	$20,977	$95,264	$56,786
Professional, consulting and management fees[2]	1,007	853	2,986	2,123
Other general and administrative expenses[2]	236	390	1,003	1,155
Less: loss on iron ore sales[1]	(134)	-	(50)	-
Less: conversion costs[1]	(2,037)	-	(6,660)	-
Less: product acquisition costs[1]	(2,479)	(3,877)	(8,656)	(7,180)
Less: distribution costs[1]	(1,331)	-	(3,839)	-
Less: inventory write-down[3]	-	-	(2)	(317)
Less: depreciation and amortization expense[1]	(4,825)	(3,264)	(15,713)	(11,745)
Cash operating costs	22,563	15,079	64,333	40,822
Less: royalties[1]	(2,707)	(1,552)	(6,588)	(5,149)
Cash operating costs excluding royalties	19,856	13,527	57,745	35,673
Produced V2O5 sold (000s lb)	5,621	4,310	17,686	13,195
Cash operating costs per pound ($/lb)	$4.01	$3.50	$3.64	$3.09
Cash operating costs excluding royalties per pound ($/lb)	$3.53	$3.14	$3.27	$2.70

i. As per note 20 from the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020.

ii. As per the Mine properties segment in note 16 from the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020.

iii. As per note 5 from the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020.

____________________

1 The cash operating costs excluding royalties and revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

2 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

3 Defined as current assets less current liabilities per the consolidated statements of financial position.

4 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

5 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

6 GAAP - Generally Accepted Accounting Principles

7 Drilling and engineering work performed on the Campbell Pit, and NAN and GAN deposits, in addition to the inclusion of titanium dioxide ("TiO2") has resulted in a significant increase in reserves and resources